SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of July 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No  X
                                      ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                                            Paris, July 24, 2002


                        CONSOLIDATED SALES GROWTH FOR THE
                               FIRST HALF OF 2002:
                           14.8% ON A COMPARABLE BASIS

Sanofi-Synthelabo generated consolidated sales of 3,680 million euros in the first half of 2002, an increase of 14.8% on a comparable basis and 16.5% on a reported basis.


The difference in comparable versus reported consolidated sales growth in the first half was due to changes in Group structure (+1.7%), mainly comprising the change to full consolidation at 100% for Lorex Pharmaceuticals in the United States, the change to proportionate consolidation (51%) of the Fujisawa-Sanofi-Synthelabo joint venture in Japan, and the deconsolidation of Ela Medical with effect from May 1, 2001.

Currency fluctuations had no impact on sales growth in the first half of 2002, as the positive effects of the US dollar and European currencies were offset by negative effects arising from the Japanese yen and South American currencies.


Developed sales totaled 4,726 million euros, an increase of 17.7% on a comparable basis and 15.2% on a reported basis. In the United States, where Sanofi-Synthelabo is continuing to bolster its presence, developed sales advanced by 25.1% on a comparable basis and by 24.9% on a reported basis to 1,666 million euros, representing 35.2% of worldwide developed sales.


Developed sales include Sanofi-Synthelabo consolidated sales and sales generated under the agreements with Bristol-Myers Squibb for Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R)/Avapro(R)/Karvea(R) (irbesartan), with Fujisawa for Stilnox(R)/Myslee(R) (zolpidem), and with Organon for Arixtra(R) (fondaparinux).


Consolidated sales by geographical region


Second-quarter sales amounted to 1,825 million euros, up by 14.2% on a comparable basis and 13.6% on a reported basis. Sales rose in the second quarter on a comparable basis by 28.4% in the United States, by 11.6% in Europe and by 10.8% in the rest of the world. The slight easing of sales growth in the second quarter was largely due to measures taken by the Italian authorities, which hit local sales hard, and to the crisis in Latin America.


------------------------------------------------------------------------------------------------------
                            Consolidated   Consolidated   Change on a   Consolidated
                               sales          sales       comparable       sales
    In millions of euros      H1 2002        H1 2001         basis        H1 2001       Change on a
                                           (comparable)                  (reported)    reported basis
------------------------------------------------------------------------------------------------------
Europe                         2,173          1,926          +12.8%         1,954         +11.2%
United States                    756            617          +22.5%           483         +56.5% (1)
Rest of the World                752            663          +13.4%           722          +4.1%
 of which Japan                  159            153           +4.1%           202         -21.0% (2)
------------------------------------------------------------------------------------------------------
Total                          3,680          3,205          +14.8%         3,159         +16.5%
------------------------------------------------------------------------------------------------------

(1) Consolidation of 100% of Lorex Pharmaceuticals sales (49% in 2001) with effect from January 1, 2002

(2) Consolidation of 51% of Fujisawa Sanofi-Synthelabo sales (100% in 2001) with effect from January 1, 2002


Sales by product

The three blockbusters

Developed sales of the Group's three blockbusters recorded further strong growth.

Developed sales of Plavix(R)/Iscover(R) reached 1,245 million euros, a rise of 35.2% on a comparable basis and 36.4% on a reported basis. This sales growth was achieved in spite of the action plan implemented by Bristol-Myers Squibb in the United States to reduce wholesaler inventory levels. Market data confirm the growth trend for Plavix(R) seen in previous quarters.

Developed sales of Aprovel(R)/Avapro(R)/Karvea(R) totaled 553 million euros, up 37.3% on a comparable basis and 33.2% on a reported basis. The program implemented by Bristol-Myers Squibb to reduce the level of Avapro(R) inventories held by American wholesalers will be implemented in the second half of the year.

Developed sales of Stilnox(R)/Ambien(R)/Myslee(R) totaled 634 million euros, a rise of 37.0% on a comparable basis and 40.0% on a reported basis.

---------------------------------------------------------------------------------------------------------------
   In millions         Plavix(R)/Iscover(R)     Stilnox(R)/Ambien(R)/Myslee    Aprovel(R)/Avapro(R)/Karvea(R)
     of euros       -------------------------------------------------------------------------------------------
                         Developed sales               Developed sales                 Developed sales
                       Q2 2002      H1 2002        Q2 2002        H1 2002          Q2 2002        H1 2002
---------------------------------------------------------------------------------------------------------------
  United States          352          750             229            510             115             227
      Europe             193          371              34             70             128             242
Rest of the World         67          124              31             54              46              84
---------------------------------------------------------------------------------------------------------------
      Total              612        1,245             294            634             289             553
---------------------------------------------------------------------------------------------------------------


The top 15 products

The product portfolio became even more concentrated: consolidated sales of the top fifteen products represented 67% of Group sales in the first half of 2002, against 62% of the comparable sales of the first half of 2001. Total consolidated sales of the Group's top fifteen products were 2,450 million euros, up by 22.8% on a comparable basis and 30.8% on a reported basis.

---------------------------------------------------------------------------------------------------------------
    In millions of euros       Consolidated    Consolidated     Change on a    Consolidated    Change on a
                               sales H1 2002   sales H1 2001    comparable     sales H1 2001  reported basis
                                               (comparable)        basis        (reported)
---------------------------------------------------------------------------------------------------------------
Stilnox(R)                           623             455             +37%            315            +98% (1)(2)
Plavix(R)                            496             321             +55%            321            +54%
Aprovel(R)                           266             199             +33%            199            +33%
Fraxiparine(R)                       166             150             +10%            150            +11%
Corotrope(R)/Primacor(R)             111             119              -7%            118             -6%
Depakine(R)                          135             121             +11%            121            +11%
Eloxatine(R)                         124              95             +31%             95            +31%
Xatral(R)                             89              71             +26%             71            +25%
Ticlid(R)                             80             117             -32%            115            -31%
Cordarone(R)                          85              80              +6%             81             +5%
Tildiem(R)                            73              78              -6%             78             -6%
Solian(R)                             68              56             +22%             56            +23%
Aspegic(R) & derivatives              54              49             +11%             50             +9%
Dogmatil(R)                           40              43              -7%             61            -34% (2)
Kerlone(R)                            41              42              -3%             43             -4% (1)
---------------------------------------------------------------------------------------------------------------
Total                              2,450           1,995           +22,8%          1,873          +30,8%
---------------------------------------------------------------------------------------------------------------

(1) Consolidation of 100% of Lorex Pharmaceuticals sales (49% in 2001) with effect from January 1, 2002

(2) Consolidation of 51% of Fujisawa Sanofi-Synthelabo sales (100% in 2001) with effect from January 1, 2002



Sales of the rest of the product portfolio advanced by 1.7% on a comparable basis.


Key events of the second quarter of 2002

- As from April 16th 2002, Sanofi-Synthelabo consolidates all the profits from Ambien(R) in the United States following the acquisition on that date for 761 million euros of the 51% interest held by Pharmacia in Lorex Pharmaceuticals.
- In the United States, Sanofi-Synthelabo, working closely with Bristol-Myers Squibb, launched proceedings against Dr Reddy Laboratories on May 14, 2002 alleging the infringement of Plavix(R) patents. The aim of this action, identical to that brought against Apotex in the first quarter, is to defend vigorously the patent protection of Plavix(R).
- Following European Commission approval in March, Arixtra(R) was launched in the Netherlands, Germany, the United Kingdom, Austria, Portugal and Scandinavia for the indication "Prevention of venous thrombo-embolic events in patients undergoing major orthopedic surgery to the lower limbs, such as surgery of hip fracture, hip replacement or major knee surgery". Arixtra(R) is a synthetic compound, and the first in a new class of anti-thrombotic agents that selectively inhibit factor Xa. Pre-launch acceptance of Arixtra(R) on hospital formularies, in both Europe and the United States, is proceeding according to plan. Consolidated sales of Arixtra(R) to June 30, 2002 totaled 3.5 million euros.
- The American health authorities granted a fast-track review to Eloxatine(R) (oxaliplatin) as a second-line treatment for metastatic colorectal cancer. The final elements of the New Drug Application were filed in June.
- The Committee for Proprietary Medicinal Products (CPMP) recommended the approval in the European Union of Plavix(R)/Iscover(R) (clopidogrel) for patients suffering from unstable angina and non Q-wave myocardial infarction (mild heart attack). The CPMP's opinion was based on the results of the CURE study, which demonstrated that clopidogrel significantly reduced the risk of heart attack, stroke or cardiovascular death in patients with non ST segment elevation acute coronary syndrome.
- The European Commission approved Aprovel(R)/Karvea(R) (irbesartan) in the treatment of diabetic renal disease. This authorization was based on the results of the PRIME program, which demonstrated the benefits of Aprovel(R)/Karvea(R) for people with hypertension and type 2 diabetes in both early and late-stage renal disease.


Outlook for 2002

Sales trends for the first half of 2002 confirm the expectation that barring major adverse events, growth in net profit attributable to the Group should exceed 25% before exceptional items and goodwill amortization for the year 2002. First-half sales will be commented on today, Wednesday July 24th, 2002 at 12.00 hours Paris time, in a conference call. Call-in numbers for Europe : +44 (0) 207 984 7576 - code : 388340; for the US : +1 (719) 867 0640 - code : 388340.

Results for the first half of 2002 will be published on September 2nd. Briefings on these results will be provided at information meetings held in Paris on September 2nd, in London on September 3rd, and in New York on September 4th.


               --------------------------------------------------

All figures (except developed sales) are figures reported under French GAAP. Sales figures are provided on a comparable and reported basis.

Sanofi-Synthelabo will continue to report under French GAAP and will provide a U.S. GAAP reconciliation on an annual basis.

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2002

                                    SANOFI-SYNTHELABO


                                    By: /s/ Marie-Helene Laimay
                                        -----------------------------------
                                        Name:  Marie-Helene Laimay
                                        Title: Senior Vice President and
                                               Chief Financial Officer